Michael L. Penley (858) 550-6028 mpenley@cooley.com	VIA EDGAR AND FEDERAL EXPRESS

February 23, 2010

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler

 John Krug

 Daniel Greenspan

 Vanessa Robertson

 Joel Parker

Re:	Trius Therapeutics, Inc.

 Registration Statement on Form S-1 (File No. 333-162945)

 Oxazolidinone

Dear Ms. Robertson and Messrs. Riedler, Krug, Greenspan and Parker:

Reference is made to the February 18, 2010 voicemail message from Mr. Krug and subsequent telephonic conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our client, Trius Therapeutics, Inc. (the “Company”), and the Registration Statement on Form S-1 referenced above (the “Registration Statement”). The Company acknowledges the Staff’s comment requesting a definition of the term “oxazolidinone” the first time it is used in the Registration Statement and has prepared a proposed revision to the disclosures on page 1 and page 66 of the Registration Statement to include such a definition. Attached as Exhibit A hereto please find copies of page 1 and page 66 of Amendment No. 3 to the Registration Statement as filed with the Commission on February 10, 2010, with marked changes reflecting the Company’s proposed definition in response to the Staff’s comment. If the Staff determines that the proposed definition of “oxazolidinone” is sufficient, the Company will include the attached definition in its fourth amendment to the Registration Statement, which will also include the price range for the offering as we have previously discussed with the Staff. We are submitting this letter via EDGAR and courtesy copies of this letter are being submitted to the Staff by FedEx.

The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 3 and the attached Exhibit A as soon as practicable. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any comments or questions regarding this letter and Exhibit A to me at (858) 550-6028 or Ethan Christensen, Esq. at (858) 550-6076.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

February 23, 2010

Page Two

Sincerely,

Cooley Godward Kronish LLP

/s/ Michael L. Penley, Esq.

cc:	Jeffrey Stein, Ph.D., Trius Therapeutics, Inc.

John P. Schmid, Trius Therapeutics, Inc.

M. Wainwright Fishburn, Jr., Esq., Cooley Godward Kronish LLP

Ethan E. Christensen, Esq., Cooley Godward Kronish LLP

Charles J. Bair, Esq., Cooley Godward Kronish LLP

Patrick A. Pohlen, Esq., Latham & Watkins LLP

Cheston J. Larson, Esq., Latham & Watkins LLP

Divakar Gupta, Esq., Latham & Watkins LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

Exhibit A

PROSPECTUS SUMMARY

This summary highlights what we believe is the most important information about us and this offering. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” and the financial statements and related notes included in this prospectus.

Overview

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. We are preparing to initiate Phase 3 clinical trials for our first product candidate, torezolid phosphate, an IV and orally administered second generation oxazolidinone, for the treatment of serious gram-positive infections, including methicillin-resistant Staphylococcus aureus, or MRSA. Oxazolidinones are a class of organic compounds used as antibiotics. A second generation oxazolidinone is chemically differentiated from, and designed for improved potency, resistance and spectrum of activity over, the first generation of oxazolidinones that were clinically developed. Gram-positive infections are caused by bacteria that possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. There is currently only one approved first generation oxazolidinone, linezolid (marketed by Pfizer Inc. as Zyvox), which is currently the leading branded antibiotic for serious gram-positive infections, with reported worldwide sales of $1.1 billion in 2008. While there are several currently marketed antibiotics for serious gram-positive infections, Zyvox is the only currently marketed antibiotic labeled for MRSA that is available in both IV and oral dosage forms. We believe torezolid phosphate offers a number of important potential advantages over linezolid, including greater potency, once daily dosing, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved safety profile.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 mg once daily) of torezolid phosphate administered for five to seven days in patients with complicated skin and skin structure infections, or cSSSI. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 mg dose, which we have selected for our Phase 3 clinical program. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 mg dose were cured. These results, together with those from completed Phase 1 clinical trials, demonstrated that torezolid phosphate was highly effective against gram-positive pathogens, including MRSA, could be dosed once daily for a course of therapy of one week or less and had a favorable safety and tolerability profile.

Under our torezolid phosphate clinical program, we plan to develop torezolid phosphate to treat multiple clinical indications, including acute bacterial skin and skin structure infections, or ABSSSI (a new classification for cSSSI), and other important indications involving infections of the lung, blood and bone, such as community acquired bacterial pneumonia, or CABP, hospital acquired pneumonia, or HAP, ventilator acquired pneumonia, or VAP, bacteremia and osteomyelitis. Initially, we are developing torezolid phosphate for the treatment of ABSSSI. We opened our Investigational New Drug applications, or INDs, for the IV and oral dosage forms of torezolid phosphate in August 2009 and November 2007, respectively. Based upon guidance we have received from the United States Food and Drug Administration, or FDA, including during our end of Phase 2 meeting in October 2009, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSSI. In our first Phase 3 clinical trial, we plan to test the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. Both trials will be randomized, double-blind studies and will use linezolid as the comparator. In June 2009, we submitted the clinical protocol for our first Phase 3 clinical trial to the FDA. Subsequently, in November 2009, we submitted a request for a Special

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BUSINESS

Trius Therapeutics is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious, life-threatening infections. We are preparing to initiate Phase 3 clinical trials for our first product candidate, torezolid phosphate, an IV and orally administered second generation oxazolidinone, for the treatment of serious gram-positive infections, including methicillin-resistant Staphylococcus aureus, or MRSA. Oxazolidinones are a class of organic compounds used as antibiotics. A second generation oxazolidinone is chemically differentiated from, and designed for improved potency, resistance and spectrum of activity over, the first generation of oxazolidinones that were clinically developed. Gram-positive infections are caused by bacteria that possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. There is currently only one approved first generation oxazolidinone, linezolid (marketed by Pfizer as Zyvox), which is currently the leading branded antibiotic for serious gram-positive infections with reported worldwide sales of $1.1 billion in 2008. While there are several currently marketed antibiotics labeled for serious gram-positive infections, Zyvox is the only currently marketed antibiotic labeled for MRSA that is available in both IV and oral dosage forms. We believe torezolid phosphate offers a number of important potential advantages over linezolid, including greater potency, once daily dosing, a shorter course of therapy, in vivo bactericidal (i.e., bacterial killing) activity, lower frequency of resistance, activity against linezolid-resistant bacterial strains and an improved tolerability and safety profile. We believe that these potential advantages over linezolid may result in lower cost of care for patients with serious gram-positive infections by providing for a more rapid and effective cure and an improved safety profile with greater patient compliance, resulting in earlier discharge from the hospital and lower incidence of resistance.

In June 2009, we announced positive results from our Phase 2 clinical trial of three oral doses (200, 300 and 400 mg) of torezolid phosphate administered for five to seven days in patients with complicated skin and skin structure infections, or cSSSI. In the clinically evaluable patients, the cure rate was 96% overall and 98% for the 200 mg dose, which we have selected for our Phase 3 clinical program. The majority of patients in this trial were diagnosed with MRSA infections, of which 100% receiving the 200 mg dose were cured. In addition to our Phase 2 clinical trial, we have completed four Phase 1 clinical trials of the oral dosage form of torezolid phosphate and are currently conducting a Phase 1 clinical trial of the IV dosage form of torezolid phosphate. The results of our completed clinical trials to date demonstrated that the 200 mg dose of torezolid phosphate was highly effective against gram-positive pathogens including MRSA, could be dosed once daily for a course of therapy that is half the number of days of the labeled dosing regimen of linezolid for cSSSI and had a favorable safety and tolerability profile compared to linezolid, as demonstrated by dosing of up to 21 days. In early January 2010, we received initial data from our ongoing Phase 1 clinical trial that we believe indicate acceptable safety and tolerability of the IV dosage form of torezolid phosphate. We believe the initial data also indicate that no dose adjustment will be required between the IV and oral dosage forms of torezolid phosphate. The completion of this Phase 1 clinical trial is required before the initiation of the second of our two planned Phase 3 clinical trials.

Under our torezolid phosphate clinical program, we plan to develop torezolid phosphate to treat multiple clinical indications, including acute bacterial skin and skin structure infections, or ABSSSI (a new classification for cSSSI) and other important indications involving infections of the lung, blood and bone, such as community acquired bacterial pneumonia, or CABP, hospital acquired pneumonia, or HAP, ventilator acquired pneumonia, or VAP, bacteremia and osteomyelitis. Initially, we are developing torezolid phosphate for the treatment of ABSSSI. We opened our Investigational New Drug applications, or INDs, for the IV and oral dosage forms of torezolid phosphate in August 2009 and November 2007, respectively. Based upon guidance we have received from the United States Food and Drug Administration, or FDA, including during our end of Phase 2 meeting in October 2009, we plan to conduct two Phase 3 clinical trials for the treatment of ABSSSI. In our first Phase 3 clinical trial, we plan to test the oral dosage form of torezolid phosphate. In our second Phase 3 clinical trial, we plan to initiate patients on IV therapy and transition them to oral therapy. Both trials will be randomized, double-blind studies and will use linezolid as the comparator. In June 2009, we submitted the clinical protocol for our first Phase 3 clinical trial to the FDA. Subsequently, in November 2009, we submitted a request for a Special Protocol Assessment, or SPA, that, if approved, would provide assurance that if we meet the clinical trial endpoints and follow the protocol, the results of our Phase 3 clinical trials may serve as the primary basis for an

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